Item 77I Terms of new or amended securities

The Registrant adopted a tax free conversion policy pursuant to which investors in the Fund may convert (i) Class A, B, C, or R shares of the Fund to Class Y shares of the Fund or (ii) Class K shares of the Fund to Class A or Y shares of the Fund, based on each classs relative NAV provided the investor meets the eligibility requirements for the applicable class. Class B or C shares of the Fund may be converted to Class Y shares of the Fund provided that such Class B or C shares are not currently subject to any CDSC. Any conversion between classes of shares of the Fund will be treated as a tax free event.